Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2019

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		March 31, 2019	December 31, 2018	March 31, 2018	March 31, 2019	March 31, 2018
	Income from operations
	a) Revenue	150,063	150,595	137,686	585,845	544,871
	b) Other operating income	1,546	—	—	4,344	—
	c) Foreign exchange gains/(losses), net	316	911	557	3,215	1,488
I	Total income from operations	151,925	151,506	138,243	593,404	546,359
	Expenses
	a) Purchase of stock-in-trade	3,340	2,741	5,306	14,073	18,434
	b) (Increase)/Decrease in inventories and stock in trade	(37)	111	(639)	(673)	505
	c) Employee benefit expense	77,387	76,129	69,760	299,774	272,223
	d) Depreciation, amortisation and impairment	5,595	5,172	5,702	19,474	21,124
	e) Sub-contracting/ technical fees	23,934	24,030	21,144	94,725	84,437
	f) Facility expenses	5,838	5,227	5,700	22,213	21,044
	g) Travel	4,463	4,688	4,078	17,768	17,399
	h) Communication	1,097	1,011	1,353	4,561	5,353
	i) Legal and professional fees	630	1,282	1,246	4,361	4,690
	j) Marketing and brand building	744	696	746	2,714	3,140
	k) Other expenses	1,614	1,751	4,462	14,504	13,716
II	Total expenses	124,605	122,838	118,858	493,494	462,065
III	Finance expenses	2,530	1,627	1,564	7,375	5,830
IV	Finance and Other Income	7,228	5,362	4,803	22,923	23,999
V	Share of profits/(loss) of equity accounted investees	(17)	7	(3)	(43)	11
VI	Profit before tax [I-II-III+IV+V]	32,001	32,410	22,621	115,415	102,474
VII	Tax expense	7,064	6,966	4,615	25,242	22,390
VIII	Net profit for the period [VI-VII]	24,937	25,444	18,006	90,173	80,084
IX	Total Other comprehensive income	1,008	423	(550)	1,023	(3,109)
	Total comprehensive income for the period [VIII+IX]	25,945	25,867	17,456	91,196	76,975
X	Profit for the period attributable to:
	Equity holders of the Company	24,833	25,103	18,028	90,031	80,081
	Non-controlling Interest	104	341	(22)	142	3
		24,937	25,444	18,006	90,173	80,084
	Total comprehensive income for the period attributable to:
	Equity holders of the Company	25,871	25,616	17,427	90,945	76,956
	Non-controlling Interest	74	251	29	251	19
		25,945	25,867	17,456	91,196	76,975
XI	Paid up equity share capital (Face value ₹ 2 per share)	12,068	9,050	9,048	12,068	9,048
XII	Reserves excluding revaluation reserves and Non Controlling Interest as per balance sheet of previous accounting period				556,048	473,888
XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended is not annualised)
	Basic (in ₹)	4.13	4.18	3.00	14.99	12.64
	Diluted (in ₹)	4.12	4.17	3.00	14.95	12.62

1.

The audited consolidated financial results of the Company for the three months and year ended March 31, 2019 have been approved by the Board of Directors of the Company at its meeting held on April 16, 2019. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued audit reports with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Adoption of IFRS 15 – Revenue from Contracts with Customers.

On April 1, 2018, the company adopted IFRS 15, “Revenue from Contracts with Customers” using the cumulative catchup transition method applied to contracts that were not completed as of April 1, 2018. Accordingly, the comparatives have not been retrospectively adjusted. The adoption of IFRS 15, did not have any material impact on the consolidated results for the three months and year ended March 31, 2019.

4.	List of subsidiaries and equity accounted investees as at March 31, 2019 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, LLC.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions Americas LLC	USA
	Wipro Insurance Solutions LLC		USA
	Wipro IT Services, LLC.		USA
		HealthPlan Services, Inc. ***	USA
		Appirio, Inc. ***	USA
		Cooper Software, LLC.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S ***	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
Wipro Information Technology Austria GmbH **			Austria
Wipro Technologies Austria GmbH **			Austria
NewLogic Technologies SARL **			France
Wipro Cyprus SE			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines

	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Technologies SA	Argentina
		Wipro Portugal S.A. ***	Portugal
		Limited Liability Company Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil
		Wipro do Brasil Technologia Ltda ***	Brazil
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent GmbH ***	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Appirio India Cloud Solutions Private Limited **			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa

***	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, Cellent GmbH, HealthPlan Services, Inc. and Appirio, Inc. are as follows

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany

Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru

Cellent GmbH			Austria
	Frontworx Informations technologie GmbH		Austria

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC.		USA

Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.

**

Vide its order dated March 29, 2019, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro Information Technology Austria GmbH, Wipro Technologies Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2018.

As at March 31, 2019, the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

Effective October 1, 2018, we have organized India State Run Enterprise services segment (ISRE) as a separate segment, which was earlier part of IT Services segment.

The Company is now organized by the following operating segments: IT Services, IT Products and India State Run Enterprise services segment (ISRE).

Comparative information has been restated to give effect to the above changes.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise services segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended March 31, 2019, December 31, 2018 and March 31, 2018, and the year ended March 31, 2019 and March 31, 2018, is as follows:

	Three months ended			Year ended
Particulars	March 31, 2019	December 31, 2018	March 31, 2018	March 31, 2019	March 31, 2018
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	46,043	45,979	37,775	175,262	144,139
Health BU	19,288	19,241	18,559	75,081	74,136
CBU	23,667	22,875	19,676	89,313	77,914
ENU	18,628	18,996	16,620	72,830	67,841
TECH	18,402	19,104	19,158	76,591	73,947
MFG	11,551	11,981	11,647	46,496	46,081
COMM	8,286	8,480	7,834	32,680	33,658
Total of IT Services	145,865	146,656	131,269	568,253	517,716
IT Products	2,759	3,145	4,169	12,312	17,998
ISRE	1,787	1,713	2,850	8,544	10,694
Reconciling Items	(32)	(8)	(45)	(49)	(49)
Total Revenue	150,379	151,506	138,243	589,060	546,359
Other operating Income
IT Services	1,546	—	—	4,344	—
IT Products	—	—	—	—	—
ISRE	—	—	—	—	—
Total Other Operating Income	1,546	—	—	4,344	—
Segment Result
IT Services
BFSI	9,649	9,095	6,256	33,831	24,549
Health BU	1,940	1,973	1,826	8,638	9,624
CBU	4,716	5,291	2,943	16,828	12,619
ENU	2,787	3,613	2,287	7,081	8,097
TECH	3,031	4,177	3,717	15,916	14,680
MFG	2,262	2,391	1,739	8,327	7,007
COMM	985	1,578	(749)	4,396	3,236
Unallocated	1,161	976	1,180	3,142	3,347
Other Operating Income	1,546	—	—	4,344	—
Total of IT Services	28,077	29,094	19,199	102,503	83,159
IT Products	(93)	212	48	(1,047)	362
ISRE	(775)	(686)	124	(1,829)	454
Reconciling Items	111	48	14	283	319
Total	27,320	28,668	19,385	99,910	84,294
Finance Expense	(2,530)	(1,627)	(1,564)	(7,375)	(5,830)
Finance and Other Income	7,228	5,362	4,803	22,923	23,999
Share of profit/ (loss) of equity accounted investee	(17)	7	(3)	(43)	11
Profit before tax	32,001	32,410	22,621	115,415	102,474

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 316, ₹ 911 and ₹ 557 for the three months ended March 31, 2019, December 31, 2018 and March 31, 2018, respectively and ₹ 3,215 and ₹ 1,488 for the year ended March 31, 2019 and March 31, 2018, respectively, which is reported as a part of “Other income” in the statement of profit and loss.

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense, over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)

Segment results for ENU and COMM industry vertical for the year ended March 31, 2018, is after considering the impact of provision by ₹ 3,175 and ₹ 1,437 for impairment of receivables and deferred contract cost. Refer note 6.

g)

Net gain from the sale of hosted data center services, workday business and disposal of Wipro Airport IT Services Limited, amounting to ₹ 1,546 and ₹ 4,344, is included as part of IT services segment result for the three months and year ended March 31, 2019, respectively.

h)	Segment results for ENU industry vertical for the year ended March 31, 2019, is after considering the impact of ₹ 5,141 ($ 75) paid to National Grid on settlement of a legal claim against the Company.
i)

Segment results for Health BU industry vertical for the three months and year ended March 31, 2019, are after considering the impact of impairment charges on certain software platform and intangible assets recognized on acquisitions amounting to ₹ 1,480 and ₹ 2,318, respectively. (₹ 643 for the three months and year ended March 31, 2018, relating to impairment on intangible assets recognized on acquisitions).

6.

Consequent to insolvency of two of our customers, the Company had recognized provision of ₹ 1,437 and 4,612 for the impairment of receivables and deferred contract cost for the three months and year ended March 31, 2018

7.	Other operating income

Sale of hosted data center services business: During the year ended March 31, 2019, the Company has concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,432
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,455)
Add: Reclassification of exchange difference on foreign currency translation		4,131
Gain on sale	₹	3,108

In accordance with the sale agreement, total cash consideration is ₹ 28,124 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted of ₹ 24,358 and units amounting to ₹ 1,734 units issued by the buyer.

Loss of control in subsidiary: During the year ended March 31, 2019, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

Sale of Workday business: During the year ended March 31, 2019, the Company has concluded the sale of workday business except in Portugal, France and Sweden.

The calculation of the gain is as shown below:

Particulars	Total
Cash considerations	₹	6,645
Less: Carrying amount of net assets disposed (includes goodwill and intangible assets)		5,475
Add: Reclassification of exchange difference on foreign currency translation		79
Gain on sale	₹	1,249

Portugal, France and Sweden are expected to conclude in quarter ended June 30, 2019, subjected to obtaining regulatory approvals.

8.

As part of a customer contract with Alight LLC, Wipro has acquired Alight HR Services India Private Limited (currently known as Wipro HR Services India Private Limited) for a consideration of ₹ 8,275 (USD 117). Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3. The transaction was consummated on September 1, 2018. Net assets taken over was ₹ 4,128. The excess of consideration paid and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

9.	Consolidated Balance Sheet

	As at March 31, 2018	As at March 31, 2019
ASSETS
Goodwill	117,584	116,980
Intangible assets	18,113	13,762
Property, plant and equipment	64,443	70,601
Financial assets
Derivative assets	41	173
Investments	7,668	6,916
Investment in equity accounted investee	1,206	1,235
Trade receivables	4,446	4,373
Other financial assets	4,186	5,146
Deferred tax assets	6,908	5,604
Non-current tax assets	18,349	20,603
Other non-current assets	11,540	15,872

Total non-current assets	254,484	261,265

Inventories	3,370	3,951
Financial assets
Derivative assets	1,232	4,931
Investments	249,094	220,716
Cash and cash equivalents	44,925	158,529
Trade receivables	100,990	100,489
Unbilled receivables	42,486	22,880
Other financial assets	7,429	14,611
Contract assets	—	15,038
Other current assets	23,167	23,086
Current tax assets	6,262	7,435

	478,955	571,666
Assets held for sale	27,201	240

Total current assets	506,156	571,906

TOTAL ASSETS	760,640	833,171

EQUITY
Share capital	9,048	12,068
Share premium	800	533
Retained earnings	453,265	534,700
Share based payment reserve	1,772	2,617
Other components of equity	18,051	18,198

Equity attributable to the equity holders of the Company	482,936	568,116
Non-controlling interest	2,410	2,637

TOTAL EQUITY	485,346	570,753

LIABILITIES
Financial liabilities
Long - term loans and borrowings	45,268	28,368
Derivative liabilities	7	—
Other financial liabilities	7	—
Deferred tax liabilities	3,059	3,417
Non-current tax liabilities	9,220	11,023
Other non-current liabilities	4,223	5,258
Provisions	3	2

Total non-current liabilities	61,787	48,068

Financial liabilities
Loans, borrowings and bank overdrafts	92,991	71,099
Derivative liabilities	2,210	1,310
Trade payables and accrued expenses	68,129	88,304
Other financial liabilities	1,050	644
Contract liabilities	17,139	24,768
Current tax liabilities	9,417	9,541
Other current liabilities	15,563	18,046
Provisions	796	638

	207,295	214,350
Liabilities directly associated with assets held for sale	6,212	—

Total current liabilities	213,507	214,350

TOTAL LIABILITIES	275,294	262,418

TOTAL EQUITY AND LIABILITIES	760,640	833,171

10.	Issue of bonus shares

The bonus issue in the proportion of 1:3 i.e.1 (One) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders) was approved by the shareholders of the Company on February 22, 2019, through Postal Ballot /e-voting. Subsequently, on March 8, 2019, the Company allotted 1,508,469,180 equity shares to shareholders who held equity shares as on the record date of March 7, 2019 and ₹ 3,016 (representing par value of ₹ 2 per share) was transferred from capital redemption reserves, share premium and retained earnings to the share capital.

11.	During the quarter ended March 31, 2019, the Company paid an interim dividend of ₹ 1 per share amounting to a total dividend payout (including Dividend Distribution Tax payout amount) of ₹ 5,454.

12.	Events after the reporting period

On April 16, 2019, the Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company of up to 323,076,923 equity shares of ₹ 2 each (representing 5.35% of total paid-up equity share capital) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 325 per equity share for an aggregate amount not exceeding ₹ 105,000 million in accordance with the provisions of the Companies Act, 2013 and the SEBI (Buy-Back of Securities) Regulations, 2018.

By order of the Board,	For, Wipro Limited

Azim H Premji
Place : Bengaluru Date : April 16, 2019	Executive Chairman & Managing Director